Exhibit 99.1

July 5th 2016

Press Release

Discount Bank and Harel Insurance Have Agreed to Provide a Credit

Facility of NIS One Billion (Approximately $260 Million) For the

Construction of OPC’s Cogeneration Facility in Hadera

I.C. Power, a wholly owned subsidiary of Kenon Holdings, announced today the signing of an agreement with Israel Discount Bank and Harel Insurance Group for the financing of NIS one billion (approximately $260 million) for the construction of OPC’s private power station in Hadera. Discount Bank will also serve as the credit agent for the financing transaction.

This loan is additional to the equity investment that was provided by I.C. Power, in the amount of 20% of the project cost (estimated to be $250 million).

The plant is scheduled to begin operations in the second half of 2018.

In August 2015, I.C. Power acquired from Hadera Paper Ltd. (“HP”) a company which owns a conditional license for the construction of a cogeneration power plant near HP, for a total consideration of NIS 60 million. The power plant, with a capacity of approximately 140 MW, will generate electricity and steam in a combined process (cogeneration) and is expected to reach an overall efficiency of approximately 75%. The steam generated by the plant will be sold to HP for its paper production process, and the electricity will be sold to HP, additional private customers and to Israel Electric.

The power plant will incorporate two high efficiency 6F.01 gas turbines and a steam turbine, supplied by General Electric.

General Electric will also perform the maintenance of the two 6F.01 gas turbines for a period of 20 years.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to IC Power’s AIE business, including the expected commencement date of the power plant at Hadera and expected capacity and efficiency and expected project cost and equity investment. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include potential delays in completing the project and the ultimate project cost and efficiency, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information: Amir Eisenberg 0528-260285; Shay Elias 0522-

546635; Lee Shine 052-7512226; Office: 03-7538828